UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

B. Riley Principal Merger Corp. II

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05600U 106

 (CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(818) 884-3737

Copy to:

Joel L. Rubinstein

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2020

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1

CUSIP No. 05600U 106
1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,995,000 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,995,000 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,995,000(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.18%(4)
14.	TYPE OF REPORTING PERSON HC, CO

(1)	The reported shares include (i) 4,295,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-237812); (ii) 650,000 shares of Class A Common Stock underlying private placement units purchased by B. Riley Principal Sponsor Co. II, LLC (the “Sponsor”) pursuant to the Private Placement Units Purchase Agreement, dated as of May 19, 2020, by and between the Issuer and the Sponsor; and (iii) an aggregate of 50,000 shares of Class A Common Stock underlying public units as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-237812) purchased by BRC Partners Opportunity Fund, L.P. (“BRPLP”) on May 20, 2020 and May 21, 2020.

(2)	Excludes 350,000 shares of Class A Common Stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	4,945,000 of the reported shares are held directly by the Sponsor. B. Riley Principal Investments, LLC (“BRPI”) is the sole member of the Sponsor and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). BRPI and BRF have voting and dispositive power over the securities held by the Sponsor. Each of BRPI and BRF disclaims beneficial ownership over any securities directly held by the Sponsor other than to the extent of any pecuniary interest it may have therein, directly or indirectly. 50,000 of the reported shares are held directly by BRPLP. BRC Partners Management GP, LLC (“BRPGP”) is the general partner of BRPLP, B. Riley Capital Management, LLC (“BRCM”) is the parent company of BRPGP and BRF is the parent company of BRCM. BRPGP, BRCM and BRF have voting and dispositive power over the securities held by BRPLP. Each of BRCM, BRPGP and BRF disclaims beneficial ownership over any securities directly held by BRPLP other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(4)	Based on 18,150,000 shares of Class A Common Stock and 4,375,000 shares of Class B Common Stock outstanding.

2

CUSIP No. 05600U 106
1	NAME OF REPORTING PERSONS B. Riley Principal Sponsor Co. II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,945,000 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,945,000 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,945,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%(3)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 4,295,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-237812); and (ii) 650,000 shares of Class A Common Stock underlying private placement units purchased by B. Riley Principal Sponsor Co. II, LLC (the “Sponsor”) pursuant to the Private Placement Units Purchase Agreement, dated as of May 20, 2020, by and between the Issuer and the Sponsor.
(2)	Excludes 325,000 shares of Class A Common Stock which may be purchased by exercising warrants that are not presently exercisable.
(3)	Based on 18,150,000 shares of Class A Common Stock and 4,375,000 shares of Class B Common Stock outstanding.

3

CUSIP No. 05600U 106
1	NAME OF REPORTING PERSONS B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,945,000 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,945,000 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,945,000 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%(4)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 4,295,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-237812); and (ii) 650,000 shares of Class A Common Stock underlying private placement units purchased by B. Riley Principal Sponsor Co. II, LLC (the “Sponsor”) pursuant to the Private Placement Units Purchase Agreement, dated as of May 20, 2020, by and between the Issuer and the Sponsor.
(2)	Excludes 325,000 shares of Class A Common Stock which may be purchased by exercising warrants that are not presently exercisable.
(3)	The reported shares are held directly by the Sponsor. B. Riley Principal Investments, LLC (“BRPI”) is the sole member of the Sponsor and is a wholly-owned subsidiary of B. Riley Financial, Inc. (“BRF”). BRPI and BRF have voting and dispositive power over the securities held by the Sponsor. Each of BRPI and BRF disclaims beneficial ownership over any securities directly held by the Sponsor other than to the extent of any pecuniary interest it may have therein, directly or indirectly.
(4)	Based on 18,150,000 shares of Class A Common Stock and 4,375,000 shares of Class B Common Stock outstanding.

4

CUSIP No. 05600U 106
1	NAME OF REPORTING PERSONS B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%(3)
14.	TYPE OF REPORTING PERSON IA

(1)	The reported shares include 50,000 shares of Class A Common Stock underlying public units as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-237812).
(2)	The reported shares are held directly by BRC Partners Opportunity Fund, L.P. (“BRPLP”). BRC Partners Management GP, LLC (“BRPGP”) is the general partner of BRPLP, B. Riley Capital Management, LLC (“BRCM”) is the parent company of BRPGP and BRF is the parent company of BRCM. BRPGP, BRCM and BRF have voting and dispositive power over the securities held by BRPLP. Each of BRCM, BRPGP and BRF disclaims beneficial ownership over any securities directly held by BRPLP other than to the extent of any pecuniary interest it may have therein, directly or indirectly.
(3)	Based on 18,150,000 shares of Class A Common Stock and 4,375,000 shares of Class B Common Stock outstanding.

5

CUSIP No. 05600U 106
1	NAME OF REPORTING PERSONS BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%(3)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include 50,000 shares of Class A Common Stock underlying public units as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-237812).
(2)	The reported shares are held directly by BRC Partners Opportunity Fund, L.P. (“BRPLP”). BRC Partners Management GP, LLC (“BRPGP”) is the general partner of BRPLP, B. Riley Capital Management, LLC (“BRCM”) is the parent company of BRPGP and BRF is the parent company of BRCM. BRPGP, BRCM and BRF have voting and dispositive power over the securities held by BRPLP. Each of BRCM, BRPGP and BRF disclaims beneficial ownership over any securities directly held by BRPLP other than to the extent of any pecuniary interest it may have therein, directly or indirectly.
(3)	Based on 18,150,000 shares of Class A Common Stock and 4,375,000 shares of Class B Common Stock outstanding.

6

CUSIP No. 05600U 106
1	NAME OF REPORTING PERSONS BRC Partners Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%(2)
14.	TYPE OF REPORTING PERSON PN

(1)	The reported shares include 50,000 shares of Class A Common Stock underlying public units as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-237812).
(2)	Based on 18,150,000 shares of Class A Common Stock and 4,375,000 shares of Class B Common Stock outstanding.

END OF COVER PAGES

7

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of B. Riley Principal Merger Corp. II, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 299 Park Avenue, 21st Floor, New York, New York 10171.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. The principal business of BRF is serving as a holding company.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	B. Riley Principal Investments, LLC (“BRPI”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPI is investing in securities.

(3)	B. Riley Principal Sponsor Co. II, LLC (the “Sponsor”) is a Delaware limited liability company owned and controlled by BRPI and B. Riley Financial, formed solely for the purpose of investing in securities of the Issuer.

(4)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients.

(5)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of BRPLP.

(6)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein that are directly held by the Sponsor was the working capital of the Sponsor.

The aggregate purchase price of the 50,000 public units beneficially owned by BRPLP was approximately $499,249.38. The source of funds for acquiring the securities described herein that are directly owned by BRPLP was the working capital of BRPLP.

8

ITEM 4.	PURPOSE OF THE TRANSACTION

In connection with the initial formation of the Issuer in June 2019, a wholly-owned subsidiary of B. Riley Financial was issued all of the Issuer’s outstanding equity. All shares of the Issuer’s Class B common stock (the “Founder Shares”) were contributed to the Sponsor in January 2020, resulting in the Sponsor directly and B. Riley Financial and BRPI indirectly owning all outstanding Founder Shares. On February 3, 2020, the Issuer conducted a 1:575 stock split and reclassification of its common stock such that the Sponsor directly and B. Riley Financial and BRPI indirectly continued to own all 5,750,000 outstanding Founder Shares. On May 19, 2020, the Sponsor returned 718,750 Founder Shares to the Issuer for cancellation, resulting in a total of 5,031,250 Founder Shares outstanding. The number of Founder Shares outstanding was determined based on the expectation that the Founder Shares would represent 20% of the outstanding shares after the Issuer’s initial public offering (the “IPO”), excluding the private placement shares underlying the private placement units. As such, the Issuer’s initial stockholders will collectively own Founder Shares representing 20% of the Issuer’s issued and outstanding shares after the IPO, excluding the private placement shares underlying the private placement units. On April 21, 2020, 20,000 Founder Shares were transferred to each of the Issuer’s independent director nominees, at their par value. Up to 656,250 Founder Shares were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised so that the Issuer’s initial stockholders will maintain ownership of Founder Shares representing 20% of the Issuer’s common stock after the IPO excluding the private placement shares underlying the private placement units. On May 28, 2020, upon receipt of notice from the underwriters that they would not be exercising their over-allotment option in whole or in part, the Sponsor forfeited 656,250 to the Issuer for cancellation.

The Founder Shares will automatically convert into shares of Class A Common Stock on the first business day following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in connection with the Issuer’s initial business combination, the ratio at which the Founder Shares will convert into shares of Class A Common Stock will be adjusted (unless the holders of a majority of the outstanding Founder Shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A Common Stock outstanding after such conversion (after giving effect to any redemptions of Class A Common Stock by public stockholders), including all shares of Class A Common Stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued by the Issuer in connection with or in relation to the consummation of its initial business combination (including the Placement Shares (as defined below), but not the Placement Warrants (as defined below)), excluding any shares of Class A Common Stock or equity-linked securities exercisable for or convertible into Class A Common Stock issued, or to be issued, to any seller in the initial business combination and any private placement units issued to the Sponsor upon conversion of working capital loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Private Placement Units Purchase Agreement

On May 22, 2020, the Sponsor purchased from the Issuer an aggregate of 650,000 units (the “Private Placement Units”) pursuant to the terms of a private placement units purchase agreement, dated as of May 19, 2020 (the “Private Placement Units Purchase Agreement”). Each Private Placement Unit is comprised of one share of Class A Common Stock (the “Placement Shares”) and one-half of one warrant (the “Placement Warrants”), each whole Placement Warrant entitling the holder thereof to purchase one share of Class A Common Stock at $11.50 per share. Other than the lock-up provisions contained in the Letter Agreement (defined below), the Private Placement Units have terms and provisions that are identical to those of the units sold in the Issuer’s initial public offering.

The foregoing description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the Private Placement Units Purchase Agreement which is attached hereto as Exhibit 1.

9

Letter Agreement

On May 19, 2020, the Sponsor agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares and shares of Class A Common Stock in connection with the completion of the Issuer’s initial business combination, (ii) waive its redemption rights with respect to its Founder Shares, Private Placement Shares and shares of Class A Common Stock in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation to modify the substance or timing of the Issuer’s obligation to redeem 100% of the Class A Common Stock if the Issuer has not consummated an initial business combination within 18 months from the closing of its initial public offering and (iii) waive its rights to liquidating distributions from the trust account with respect to their Founder Shares and Private Placement Shares if the Issuer fails to complete its initial business combination within 18 months from the closing of its initial public offering (although it will be entitled to liquidating distributions from the trust account with respect to any other shares of Class A Common Stock they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). If the Issuer submits its initial business combination to its stockholders for a vote, the Sponsor has agreed to vote its Founder Shares and Private Placement Shares in favor of the initial business combination, and the Sponsor has also agreed to vote any other shares of Class A Common Stock in favor of the initial business combination.

The Founder Shares, Private Placement Units, Placement Shares, Placement Warrants and any shares of Class A Common Stock issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which the Issuer complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the Private Placement Units, the Placement Shares, the Placement Warrants and any shares of Class A Common Stock issued upon conversion or exercise thereof until 30 days after the completion of the initial business combination, except in each case (a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial business combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of the Issuer’s liquidation prior to the completion of our initial business combination; (g) by virtue of the laws of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; or (h) in the event of our liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to our completion of the initial business combination; provided, however, that in the case of clauses (a) through (e) or (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement and by the same agreements entered into by the Sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described elsewhere in this prospectus). In addition, the Private Placement Units and the shares and warrants underlying those units may not be sold transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the Registration Statement or commencement of sales of the public offering, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners, provided that all securities so transferred remain subject to the lockup restriction above for the remainder of the time period.

10

In addition, the Letter Agreement provides that in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or its affiliate may, but is not obligated to, loan to the Issuer funds as may be required on a non-interest basis. If the Issuer completes an initial business combination, the Issuer would repay such loaned amounts. In the event that the initial business combination does not close, the Issuer may use a portion of the working capital held outside its trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units of the post business combination entity at a price of $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 2.

Registration Rights Agreement

On May 19, 2020, the Issuer and the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer granted the Sponsor registration rights with respect to the Founder Shares, Private Placement Units, Placement Shares, Placement Warrants, shares of Class A Common Stock underlying the Placement Warrants, and securities that may be issued upon conversion of working capital loans. The Sponsor and other holders of such securities are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, these holders have “piggy-back” registration rights to include such securities in other registration statements filed by the Issuer. Notwithstanding the foregoing, the Sponsor may not exercise its demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the Registration Statement and may not exercise its demand rights on more than one occasion.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 3.

Forward Purchase Agreement

On May 19, 2020, the Issuer entered into a forward purchase agreement pursuant to which B. Riley Principal Investments, LLC, a Delaware limited liability company, an affiliate of the Sponsor and a subsidiary of B. Riley Financial (the “Forward Purchaser”), agreed that it (or its designees) will purchase an aggregate of 2,500,000 units (the “Forward Purchase Units”), comprised of 2,500,000 shares of Class A Common Stock and 1,250,000 warrants, for an aggregate purchase price of $25,000,000, in a private placement to occur concurrently with the closing of the Issuer’s initial business combination. The proceeds from the sale of the Forward Purchase Units may be used as part of the consideration to the sellers in the Issuer’s initial business combination, expenses in connection with the initial business combination or for working capital in the post-business combination company. The forward purchase will be required to be made regardless of whether any Class A Common Stock is redeemed by the Issuer’s public stockholders and is intended to provide the Issuer with a minimum funding level for its initial business combination. The Forward Purchaser will not have the ability to approve the initial business combination prior to the signing of a material definitive agreement. The Forward Purchase Units will be issued only in connection with the closing of the initial business combination. The Issuer has agreed to grant the Forward Purchaser registration rights with respect to the Forward Purchase Units (and underlying securities) pursuant to a registration rights agreement in the form attached as Exhibit 3 hereto to be entered into at the time of the Issuer’s initial business combination.

11

The foregoing description of the Forward Purchase Agreement is qualified in its entirety by reference to the Forward Purchase Agreement which is attached hereto as Exhibit 4.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares and/or warrants, selling some or all of its ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 and Schedule B of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Private Placement Units Purchase Agreement, dated May 19, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 22, 2020 (File No. 001- 39291)).
2	Letter Agreement, dated May 19, 2020, among the Issuer, its executive officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 22, 2020 (File No. 001-39291)).
3	Registration Rights Agreement, dated May 19, 2020, among the Issuer, the Sponsor and the Issuer’s independent directors (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 22, 2020 (File No. 001-39291)).
4	Forward Purchase Agreement, dated as of May 19, 2020, by and between the Issuer and B. Riley Principal Investments, LLC (incorporated by reference to Exhibit 10.5 to the to the Current Report on Form 8-K filed by the Issuer on May 22, 2020 (File No. 001-39291)).
11*	Joint Filing Agreement by and among the Reporting Persons.

* Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

B. RILEY FINANCIAL, INC.

/s/ Bryant Riley
Name: Bryant Riley
Title: Co-Chief Executive Officer

B. RILEY PRINCIPAL SPONSOR CO. II, LLC

/s/ Phillip Ahn
Name: Phillip Ahn
Title: Authorized Signatory

B. RILEY PRINCIPAL INVESTMENTS, LLC

/s/ Kenneth Young
Name: Kenneth Young
Title: Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Investment Officer

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SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley, Chairman and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP, Chief Executive Officer of B. Riley Capital Management, LLC, Chairman of B. Riley Principal Merger Corp II, LLC, and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Thomas J. Kelleher, Co-Chief Executive Officer and Director	Co-Chief Executive Officer of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Kenneth Young, President	President of B. Riley Financial, Inc., Chief Executive Officer of B. Riley Principal Investments, LLC, and Director of B. Riley Principal Merger Corp II, LLC	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 7th Floor New York, NY 10171	United States

Howard E. Weitzman, Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Daniel Shribman, Chief Investment Officer	Director at Alta Equipment Group, Inc. Chief Investment Officer of B. Riley Financial, Inc., President of B. Riley Principal Investments, LLC, and Chief Executive Officer and Chief Financial Officer at B. Riley Principal Merger Corp II, LLC	299 Park Avenue, 7th Floor New York, NY 10171	United States

Andrew Gumaer, Director	Director of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Robert D’Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Mikel Williams, Director	CEO & Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Todd D. Sims, Director	SVP of Digital Strategy, Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Robert L. Antin, Director	Co-Founder, VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Michael J. Sheldon, Director	Chairman & CEO of Deutsch North America, a creative agency	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Marian K. Walters, Director	U.S. Representative from California’s 45th Congressional District – Retired	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

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SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price	Reporting Person
5/20/2020	Unit Purchase	33,700	$9.98	BRC Partners Opportunity Fund, L.P.
5/21/2020	Unit Purchase	16,300	$9.9874	BRC Partners Opportunity Fund, L.P.

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